[ALLERGAN LETTERHEAD]

October 24, 2011

VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Allergan, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 01, 2011
File No. 001-10269

Dear Mr. Rosenberg:

This letter responds to the comment letter (the “Comment Letter”) dated October 7, 2011 regarding the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”) of Allergan, Inc. (“Allergan,” or the “Company”). For the convenience of the Staff, we have reproduced the Staff’s comments in bold type and have followed each comment with the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Research and development, page 80

1.    Please refer to your response to comment one. We acknowledge the assertions provided in your response. We continue to believe that a breakout of historical cost information of your total research and development expenses shown in your statement of earnings would provide useful information about the amount and nature of resources spent in this area. For instance, you could disclose amounts for the following in tabular form for each year presented with narrative explanation of the nature of each category:

•	direct research and development expenses in total for your late-stage projects;
•	direct research and development expenses in total for your late-stage projects;
•	each of the following unallocated expenses;
•	research and development administration;
•	research and development infrastructure; and
•	regulatory affairs costs

Securities and Exchange Commission

October 24, 2011

The Company acknowledges the Staff’s request to provide more detailed historical cost information with regard to Research and Development (“R&D”) expenses. As previously described, the Company accumulates direct R&D expenses at the specific project level, but does not allocate all directly related R&D administration, infrastructure or regulatory affairs costs to individual projects. In an effort to provide the stockholders with a more detailed view of the Company’s R&D spending, the Company will disclose the historical cost of R&D expenses in the following categories: direct R&D expenses in total for the Company’s late-stage projects, direct R&D expenses in total for all other projects, upfront payments to license or purchase in-process R&D assets and all other R&D expenses in total (which includes expenses such as R&D administration, R&D infrastructure and R&D regulatory affairs costs). This disclosure will be presented with a listing of the Company’s significant late-stage candidates and their development status in the Company’s Management Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) discussion regarding research and development expense.

The Company proposes to include disclosure in the MD&A of the Company’s future periodic reports that is presented in a substantially similar manner to the following example, which uses information from the historical quarterly period ended June 30, 2011:

For management purposes, we accumulate direct costs for R&D projects, but do not allocate all indirect project costs, such as R&D administration, infrastructure and regulatory affairs costs, to specific R&D projects. Additionally, R&D expense includes upfront payments to license or purchase in-process R&D assets that have not achieved regulatory approval. Our overall R&D expenses are not materially concentrated in any specific project or stage of development. The following table sets forth direct costs for our late-stage projects (which include candidates in Phase III clinical trials) and other R&D projects, upfront payments to license or purchase in-process R&D assets and all other R&D expenses for the three and six month periods ended June 30, 2011 and June 30, 2010:

	Three months ended		Six months ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
	(in millions)		(in millions)
Direct costs for:
Late-stage projects	$50.4	$54.1	$96.2	$106.0
Other R&D projects	134.2	109.3	261.4	216.9
Upfront payments to license or purchase in-process R&D assets	45.0	0.0	45.0	43.0
Other R&D expenses	27.8	24.2	52.5	44.4

Total R&D expenses	$257.4	$187.6	$455.1	$410.3

Securities and Exchange Commission

October 24, 2011

We believe that our future medium- and long-term revenue and cash flows are most likely to be affected by the successful development and approval of our significant late-stage research and development candidates. As of June 30, 2011, we have the following significant R&D projects in late-stage development:

•	Apaziquone (U.S. – Phase III) for bladder cancer
•	Botox® (U.S. – Filed) for overactive bladder – neurogenic detrusor overactivity
•	Botox® (U.S. – Phase III) for overactive bladder – idiopathic
•	Juvéderm® Voluma™ (U.S. – Late-stage clinical) for volumizing the mid-face
•	Latisse® (Europe – Phase III) for eyelash growth
•	Levadex™ (U.S. – Filed) for migraine
•	Ozurdex™ (U.S. – Phase III) for diabetic macular edema
•	Restasis® (Europe – Phase III) for ocular surface disease
•	Ser-120 (U.S. – Phase III) for nocturia
•	Silicone Breast – Style 410 Cohesive Gel (U.S. – Filed) for breast reconstruction and augmentation

2.    Regarding your response to our request to provide information about significant patents associated with late stage projects, please disclose as you indicate in your response that none of your late stage projects are individually material. Further, please provide some narrative disclosure around your late stage projects to indicate the general range of exclusively[sic] that can be expected and the circumstances that may affect variability within the range.

The Company acknowledges the Staff’s request to provide a statement regarding whether any of the Company’s late-state projects are individually material. The Company will continue to assess the materiality of its late-stage projects and will provide disclosure in its future periodic reports that either states, as appropriate, that there are no late-stage projects that are currently material to the Company, or, as the Company stated in its previous response to the Staff, if certain projects are deemed to be individually material at such time, the Company will provide additional information about such projects, including information about the associated significant patents.

In addition, in response to the Staff’s request that the Company provide some narrative disclosure around its late-stage projects and general range of exclusivity, the Company proposes to supplement the disclosure in its subsequent Annual Report on Form 10-K in the “Business” section under the heading “Patents, Trademarks and Licenses” with disclosure substantially similar to the following:

The individual patents associated with and expected to be associated with our late-stage R&D projects extend for varying periods of time depending on the date of filing of the patent application or the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, patents issued in the United States are effective for the longer of 17 years from the issue date or 20 years from the earliest effective filing date, if the patent application was filed prior to June 8, 1995; and 20 years from the earliest effective filing date, if the patent application was filed on or after June 8, 1995.

Securities and Exchange Commission

October 24, 2011

In addition, in certain instances, a patent term can be extended to recapture a portion of the term effectively lost as a result of an FDA regulatory review period. The duration of foreign patents varies in accordance with provisions of applicable local law, but is typically 20 years from the earliest effective filing date. The various patents associated with our late-stage R&D projects, based on patents existing now and those expected by us to be issued based on pending applications, will expire on dates ranging from 20XX to 20XX, without taking into account patent term extensions.

The actual protection afforded by a patent varies on a product-by-product basis and country-to-country basis and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patents.

Notes to Consolidated Financial Statements

Note 2: Acquisitions and Collaborations

Collaborations, page F-15

3.    Please refer to your response to comment four. It is unclear why you believe your participation in the JDC is perfunctory and not a separate deliverable. Please tell us the following:

•	If your participation in the JDC is explicitly referred to as an obligation in the agreement and if it is optional;
•	The term of the JDC;
•	If there are significant contractual penalties if you do not perform under the JDC; and
•	If the JDC was excluded from the overall arrangement would it cause the fee to vary by more than an insignificant amount.

In addition, please provide us with a copy of the agreement.

The Company acknowledges the Staff’s request for more information with regard to the role of the Joint Development Committee (“JDC”) under the terms of the license agreement (the “Agreement”) with Bristol-Myers Squibb Company (“BMS”). The Company provides the following information with regard to the nature of the Agreement and the limited governance role of the JDC:

Under the terms of the Agreement, the Company licensed to BMS its technology related to the treatment of neuropathic pain for any disease, disorder or condition, other than local ophthalmic treatments for ophthalmic conditions, which the Company retained for potential future development. The Agreement explicitly states that BMS is solely responsible for all development (including responsibility for funding, resourcing and decision making), manufacturing and commercialization of the technology for the licensed

Securities and Exchange Commission

October 24, 2011

treatment fields. BMS has sole responsibility for preparing and submitting all regulatory materials and filings, including all final decision-making authority with respect to all regulatory matters related to the licensed treatment fields. The Company’s obligations with regard to the licensed technology relate solely to the upfront transfer of data related to the technology. Any future efforts by the Company to wind down operations related to the technology or provide any limited, requested assistance after the initial transfer of technology will be contractually reimbursed by BMS at predetermined rates that the Company believes approximate the fair value of the services.

The defined responsibilities of the JDC are (1) to periodically review BMS’s progress developing the technology, which is a protective right for the Company related to BMS’s obligation to pay the Company certain potential future milestone payments and royalty revenues, and (2) to review the Company’s R&D efforts, if any, for local ophthalmic products using the related technology, which is a protective right for BMS to ensure the Company is not infringing on the treatment fields licensed to BMS. The JDC is referenced in other sections of the Agreement only with regard to the limitations of its role. These references explicitly state that the JDC has no ongoing role in the development of the technology in the licensed fields, nor does it have any decision-making authority with regard to any future development of the technology in the licensed fields.

The Agreement does not require JDC members to have any specific or unique skills, nor does it require any specific amount of time be devoted to JDC responsibilities other than quarterly telephonic meetings and one annual meeting in person. The Company and BMS can agree to modify the number of and times and places of the JDC meetings, but the Company does not expect any changes to the current JDC meeting schedule. To date, the Company has invested minimal time and expense in fulfilling its JDC responsibilities and firmly believes that, going forward, the time and expense required to fulfill its responsibilities on the JDC will be minimal.

The Company’s participation in the JDC is not referred to as an obligation in the Agreement, although participation in the JDC is not optional; both parties are required to have an equal number of representatives on the JDC. The term of the JDC is not specifically defined and therefore runs concurrently with the term of the Agreement (unless both parties mutually agree to disband the JDC), which is consistent with the spirit of the governance role of the JDC to provide for the protection of the rights of both parties through the term of the Agreement. There are no specific contractual penalties for either party’s non-performance of its JDC responsibilities. The Company does not believe the exclusion of the JDC from the overall Agreement would have a significant impact on the license fee because of the limited contractual role of the JDC. The role, responsibility and authority of the JDC is explicitly limited to discussions and transfer of information related to the protection of each party’s rights under the terms of the Agreement.

The Agreement requested by the Staff includes commercially sensitive information. Accordingly, the Company has separately submitted a copy of the provisions regarding the JDC excerpted from the Agreement and is requesting confidential treatment of such submission pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended, and Rule 83 of the Rules on Information Request, 17 C.F.R. § 200.83.

Securities and Exchange Commission

October 24, 2011

Note 13: Legal Proceedings

Government Investigations, page F-43

4.    Please refer to your response to comment five. The disclosure you refer to under Part II, item 1 states that in December 2009, the DOJ for the Northern district of Georgia served you with a Supplemental Subpoena Duces Tecum and that, on September 1, 2010, you reached a settlement. This timeline does not address the chronology we requested. Presumably relevant facts and circumstances occurred between the filing of the Form 10-K and the date you were able to make an estimate, which was the settlement date. In order to support your assertion that you were unable to reasonably estimate an amount of loss or range of loss at December 31, 2009 or June 30, 2010, please provide us with a chronology of the facts and circumstances from the time you filed your Form 10-K for the year ended December 31, 2009 to the date you determined an estimate of the loss.

In response to the Staff’s comment, the Company provides further detail below regarding the chronology of events from the filing of its Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”) through the time the Company disclosed the terms of the global settlement (the “Settlement”) on its Form 8-K filed on September 1, 2010 (the “Form 8-K”, and this time period from the 2009 Form 10-K through the Form 8-K, the “Period”). However, the Company respectfully submits to the Staff that the fundamental reason that the Company was unable to reasonably estimate an amount of loss or range of loss prior to the Settlement was that the amount of the Settlement, and, more importantly, the Company’s likelihood of settling at all, were always contingent on the Company reaching a final global settlement with both the civil and criminal divisions of the U.S. Department of Justice for the Northern District of Georgia (the “DOJ”) as well as with the Office of Inspector General of the U.S. Department of Health and Human Services (the “OIG”) and the qui tam relators. The criminal division of the DOJ always retained the discretion to impose an unpredictable range of monetary fines on and also bring felony criminal charges against the Company and its employees. Separately, the OIG retained the authority to exclude the Company or any of its products from participating in federal healthcare programs. If the DOJ or the OIG would have ultimately insisted on imposing such penalties in connection with a settlement, the Company was prepared to reject such a settlement and vigorously defend itself.

In addition, during the Period, the Company continued to pursue its declaratory judgment action against the FDA that the Company had filed in the U.S. District Court for the District of Columbia in October 2009 (the “First Amendment Case”) regarding the Company’s ability to share truthful scientific and medical information with the medical community to assist physicians in making treatment choices. As settlement discussions with the DOJ progressed during 2010, it became clear to the Company that the DOJ was likely to condition a global settlement on the Company dismissing the First Amendment Case. The Company believed it had a strong case in which it could ultimately prevail and remained committed to pursuing it during the Period.

Given the DOJ’s specter of imposing criminal penalties, the OIG’s power to exclude the Company or any of its products from participating in federal healthcare programs, the likelihood of the DOJ conditioning a settlement on the Company’s dismissal of the First Amendment Case and the multitude of internal and external constituents required to negotiate and ultimately approve a global

Securities and Exchange Commission

October 24, 2011

settlement (See Exhibits to the Form 8-K), during the Period, the Company was actively considering litigating the DOJ’s claims to a final judicial resolution and firmly believed that it could prevail in court. Given the likelihood of rejecting any settlement offer and pursuing the claims in court (in which case the low end of any estimate of loss was $0), the Company simply could not reasonably estimate the amount of loss or range of loss related to the DOJ investigation.

The Company submits to the Staff that, during the Period, the following events transpired that were material to the Company’s analysis of whether, at any time prior to the Settlement, it was able to reasonably estimate an amount of loss or range of loss:

•

January 2010: The Company holds settlement discussions with the civil division of the DOJ. Although a tentative civil settlement is discussed, the terms are subject to numerous conditions, including, among other things, resolution of the DOJ’s criminal investigation. The Company remains committed to litigating the DOJ’s claims given that the OIG and the criminal division of the DOJ have not yet proposed settlement terms.

•

March–May 2010: The Company holds settlement discussions with the criminal division of the DOJ and continues to negotiate potential monetary damages, details of a potential plea and stipulation, and potential individual criminal liability. Any tentative settlement discussions are conditioned on the OIG representing to the Company that, in exchange for the Company’s execution of a Corporate Integrity Agreement, the OIG will not seek to exclude the Company or any of its products from federal healthcare programs.

•	April–May 2010: Discussions take place with the OIG. The Company understands that the OIG has the power to exclude the Company or any of its products from participating in federal healthcare programs.

•

June–August 2010: The Company holds additional discussions with the OIG regarding potential settlement terms, including the terms of a potential Corporate Integrity Agreement. Meanwhile, the Company continues to hold discussions with the civil and criminal divisions of the DOJ but is unable to agree to settlement terms without having finalized a proposed settlement with the OIG. The Company and the OIG continued to negotiate a potential Corporate Integrity Agreement.

•

August 31, 2010: The Company and the parties to the global settlement, including the qui tam relators, the DOJ, the OIG, the TRICARE Management Activity, the U.S. Office of Personnel Management, the U.S. Department of Veterans Affairs and the Office of Workers’ Compensation Programs of the U.S. Department of Labor, agree to final terms of the Settlement and execute the Settlement documents (See Exhibits to the Form 8-K).

•	September 1, 2010: The Company files the Form 8-K disclosing the terms of the Settlement.

The above chronology is not an exhaustive list of every event related to the Company’s inability to estimate a loss or range of loss relating to a global settlement. In the midst of the events described above, a significant number of meetings took place among

Securities and Exchange Commission

October 24, 2011

management, internal and external counsel, the Company’s independent registered public accounting firm and the Company’s Board of Directors to assess whether it was possible to determine the likelihood of and a reasonable estimate of a range of loss relating to a potential global settlement.

*    *    *    *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once you have had time to review our responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to call me at (714) 246-4500. Written correspondence to the Company may be directed to my attention at 2525 Dupont Drive, Irvine, California 92612, fax no. (714) 246-4774.

Sincerely,

Allergan, Inc.

/s/ Jeffrey L. Edwards
Jeffrey L. Edwards
Executive Vice President, Finance and Business Development, Chief Financial Officer

cc:	James Peklenk, the Commission

Joel Parker, the Commission

Arnold A. Pinkston, Allergan, Inc.

Matthew J. Maletta, Allergan, Inc.

James F. Barlow, Allergan, Inc.

Cary K. Hyden, Latham & Watkins LLP

David Copley, Ernst & Young LLP

Kim Letch, Ernst & Young LLP